Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Cowen and Company, LLC

599 Lexington Avenue

New York, New York 10022

Piper Sandler & Co.

800 Nicollet Mall, Suite 800

Minneapolis, MN 55402

July 27, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tracey Houser

Brian Cascio

Tom Kluck

Suzanne Hayes

Re:	Tenaya Therapeutics, Inc.

Registration Statement on Form S-1

(File No. 333-257820)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of Tenaya Therapeutics, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1, as amended, so that it will be declared effective at 4:00 PM, Eastern Daylight Time, on Thursday, July 29, 2021 or as soon thereafter as practicable, or at such later time as the Company’s outside counsel, Wilson Sonsini Goodrich & Rosati, P.C., may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as the Representatives, wish to advise you that there have been, or there will be, distributed to each underwriter or dealer who is reasonably anticipated to participate in the distribution of the securities as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as the Representatives, each confirm on behalf of ourselves and the other participating underwriters that we have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issuance.

[Signature page immediately follows]

Very truly yours,

MORGAN STANLEY & CO. LLC COWEN AND COMPANY, LLC PIPER SANDLER & CO.

As Representatives of the several underwriters

By:	MORGAN STANLEY & CO. LLC.

By:	/s/ Chris Rigoli
	Name:	Chris Rigoli
	Title:	Vice President

By:	COWEN AND COMPANY, LLC

By:	/s/ Jason Fenton
	Name:	Jason Fenton
	Title:	Managing Director

By:	PIPER SANDLER & CO.

By:	/s/ Chad Huber
	Name:	Chad Huber
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]